UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three Months and Year Ended December 31, 2018

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	6
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	7
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	14

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

On November 6, 2018, the Board approved a share capital increase and issued 1,161,870 shares, increasing the number of outstanding shares to 75,070,926.

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares, increasing the number of outstanding shares to 75,406,357.

Acquisition and Divestment Transactions

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market, are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil).

On May 9, 2017, we announced an extended partnership with Itaú, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil and Atento Brasil S.A. (“Atento Brasil”) to serve Itaú’s increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management, through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the investment in Keepcon will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

Other Transactions

On August 10, 2017, Atento completed a renegotiation transaction of its financing structure throughout its subsidiary Atento Luxco 1. The new financing structure implied an offering of US$400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the “Offering”). Atento used the net proceeds from the Offering, together with cash on hand, to redeem all of the Issuer’s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil. The Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries on a joint and several basis.

On August 18, 2017, Atento filed a Form F-3 with the SEC, for up to $200,000,000 Ordinary Shares and 62,660,015 Ordinary Shares Offered by the selling shareholder. As a consequence, the selling shareholder may offer and sell from time to time up to 62,660,015 of Ordinary Shares, covered by the Form F-3. These Ordinary Shares will be offered in amounts, at prices and on terms to be determined at the time of their offering, if any.

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly it is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017 to shareholders of record as of the close on November 10, 2017.

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale of 12,295,082 ordinary shares within the Offer dated August 18, 2017, through its selling shareholder PikCo. After the completion of this follow on Offer the selling shareholder owns 50,364,933 ordinary shares in Atento, representing 68.14% of its share stake.

On July 26, 2018, our Board of Directors approved a share buyback program in the total amount of $30.0 million to be concluded in up to 12 months. On December 31, 2018 the total repurchased shares is 1.106.158 corresponding to $8.178.

Exchange Rate Information

In this Interim Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the periods and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2016		2017			2018
	Average FY	December 31	Average Q4	Average FY	December 31	Average Q4	Average FY	December 31
Euro (EUR)	0.90	0.95	0.85	0.89	0.83	0.88	0.85	0.87
Brazil (BRL)	3.48	3.26	3.25	3.19	3.31	3.81	3.65	3.87
Mexico (MXN)	18.69	20.62	18.98	18.92	19.66	19.85	19.24	19.65
Colombia (COP)	3,054.33	3,000.71	2,986.81	2,951.28	2,984.00	3,162.98	2,955.34	3,249.75
Chile (CLP)	676.73	667.29	633.48	648.86	615.22	679.62	641.38	695.69
Peru (PEN)	3.38	3.36	3.25	3.26	3.25	3.36	3.29	3.38
Argentina (ARS)	14.78	15.89	17.56	16.56	18.65	37.12	28.12	37.70

SELECTED HISTORICAL FINANCIAL INFORMATION

We present our selected historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) for the periods herein presented.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this document.

	As of and for the year ended December 31,		Change (%)	Change excluding FX (%)	As of and for the year ended December 31,	Change (%)	Change excluding FX (%)
($ in millions)	2016	2017			2018

Revenue	1,757.5	1,921.3	9.3	5.1	1,818.2	(5.4)	4.3
Profit/(loss) for the year	0.2	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
EBITDA (1)	213.7	196.9	(7.9)	(13.0)	184.8	(6.2)	2.2
Adjusted EBITDA (1)	221.9	221.0	(0.4)	(4.7)	184.8	(16.4)	(9.2)
Adjusted Earnings (2)	48.2	58.4	21.2	21.4	59.1	1.2	21.8
Adjusted Earnings per share (in U.S. dollars) (3)	0.65	0.79	21.6	21.3	0.80	1.3	21.9
Adjusted Earnings attributable to Owners of the parent (2)	48.1	55.2	14.8	14.9	57.2	3.6	24.6
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	0.65	0.75	14.9	14.8	0.77	3.7	24.7
Payments for acquisition of property, plant, equipment and intangible assets (4)	(69.9)	(76.8)	9.9	9.0	(39.8)	(48.2)	N.M.
Total Debt	534.9	486.3	(9.1)	(9.1)	459.8	(5.4)	(9.1)
Cash and cash equivalents	194.0	141.8	(26.9)	(30.1)	133.5	(5.8)	5.0
Net debt with third parties (5)	340.9	344.5	1.1	3.8	326.2	(5.3)	(6.0)
Balance sheet data:
Total assets	1,377.6	1,330.3	(3.4)	(5.5)	1,213.4	(8.8)	1.4
Equity	430.2	377.8	(12.2)	(16.3)	340.1	(10.0)	9.7
Capital stock	0.048	0.048	-		0.049	2.1
Number of shares	73,909,056	73,909,056	-		73,841,447	(0.1)

N.M. means not meaningful

	As of and for the three months ended December 31,		Change (%)	Change excluding FX (%)
($ in millions)	2017	2018

Revenue	478.3	421.8	(11.8)	4.4
(Loss)/profit for the period	(8.9)	15.0	N.M.	N.M.
EBITDA (1)	46.1	39.0	(15.5)	(8.2)
Adjusted EBITDA (1)	55.1	39.0	(29.3)	(24.7)
Adjusted Earnings (2)	16.9	16.2	(3.8)	(42.3)
Adjusted Earnings per share (in U.S. dollars) (3)	0.23	0.22	(3.7)	(42.3)
Adjusted Earnings attributable to Owners of the parent (2)	15.9	15.7	(1.0)	(42.4)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	0.21	0.21	(0.8)	(42.3)
Payments for acquisition of property, plant, equipment and intangible assets (4)	(26.8)	(1.3)	(95.1)	(95.3)
Total Debt	486.3	459.8	(5.5)	(3.1)
Cash and cash equivalents	141.8	133.5	(5.8)	5.0
Net debt with third parties (5)	344.5	326.2	(5.3)	(6.0)
Balance sheet data:
Total assets	1,330.3	1,213.4	(8.8)	1.4
Equity	377.8	340.1	(10.0)	9.7
Capital stock	0.048	0.049
Number of shares	73,909,056	73,709,365

N.M. means not meaningful

(1)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presented in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the periods from continuing operations to EBITDA and Adjusted EBITDA.

EBITDA and adjusted EBITDA reported are presented applying the accounting and disclosure standard in highly inflationary economy our operations in Argentina. The result for three months and year ended December 31, 2018 includes the amount $1,2 million U.S Dollars.

(2)

In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, asset impairments and other items not related to our core results of operations, site relocation costs, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)

Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding (that exclude the treasury shares) of 73,909,056 as of December 31, 2016 and 2017 and 73,709,365 for three months ended December 31, 2018.

(4)	Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.
(5)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):
	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2016	2017	2018	2017	2018

Profit/(loss) from continuing operations	3.4	(13.6)	20.5	(8.9)	15.0
Net finance expense	107.8	93.5	55.6	24.7	(4.2)
Income tax expense	5.2	12.5	13.4	4.3	4.6
Depreciation and amortization	97.3	104.4	95.2	26.0	23.6
EBITDA (non-GAAP) (unaudited)	213.7	196.9	184.8	46.1	39.0
Restructuring costs (a)	33.7	16.8	-	6.5	-
Site relocation costs (b)	9.3	-	-	-	-
Contingent Value Instrument (c)	(41.7)	-	-	-	-
Other (d)	6.9	7.3	-	2.5	-
Total non-recurring items (*)	8.2	24.1	-	9.0	-
Adjusted EBITDA (non-GAAP) (unaudited)	221.9	221.0	184.8	55.1	39.0

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the year ended December 31, 2016 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017. In 2018 we did not have any restructuring costs.

Restructuring costs for the three months and year ended December 31, 2017, primarily relate to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

(b)

Site relocation costs incurred in the year ended December 31, 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2016 are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. We have not invested in this program for the three months and year ended December 31, 2017 and 2018 as it was completed in 2016.

(c)

On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(d)

Other non-recurring items for three months and year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. Other non-recurring items for three months and year ended December 31, 2017, mainly refer to consulting and other non-recurring costs. In 2018 we did not have any other non-recurring items.

Reconciliation of Adjusted Earnings to profit/(loss):
	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2016	2017	2018	2017	2018

Profit/(loss) for the period	3.4	(13.6)	20.5	(8.9)	15.0
Amortization of acquisition related intangible assets (a)	24.2	22.4	21.2	5.6	5.1
Restructuring costs (b) (*)	33.7	16.8	-	6.5	-
Site relocation costs (c) (*)	9.3	-	-	-	-
Other (d) (*)	6.9	7.3	-	2.5	-
Change in fair value of financial instruments (e)	(0.7)	(0.2)	-	(2.9)	-
Net foreign exchange gain/(loss)	21.1	23.4	28.8	19.3	(2.3)
Contingent Value Instrument (f)	(26.2)	-	-	-	-
Financial non-recurring (g)	-	17.7	-	-	-
Depreciation non-recurring (h)	-	2.8	-	-	-
Tax effect (i)	(23.5)	(18.2)	(11.3)	(5.2)	(1.6)
Total of add-backs	44.8	72.0	38.7	25.8	1.2
Adjusted Earnings (non-GAAP) (unaudited) (j)	48.2	58.4	59.1	16.9	16.2
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.65	0.79	0.80	0.23	0.22
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	48.1	55.2	57.2	15.9	15.7
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (j) (unaudited)	0.65	0.75	0.77	0.21	0.21

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)

Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the year ended December 31, 2016 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017. In 2018 we did not have any restructuring costs.

Restructuring costs for the three months and year ended December 31, 2017, primarily relate to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

(c)

Site relocation costs incurred in the year ended December 31, 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2016 are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. We have not invested in this program for the three months and year ended December 31, 2017 and 2018 as it was completed in 2016.

(d)

Other non-recurring items for three months and year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. Other non-recurring items for three months and year ended December 31, 2017, mainly refer to consulting and other non-recurring costs. In 2018 we did not have any other non-recurring items.

(e)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings. In 2018 the loss is related to negative mark-to-market adjustments on certain hedge instruments and the amount was reclassified to finance costs.

(f)

On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(g)

Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million. In 2018 we did not have any non-recurring financial expenses.

(h)

Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the natural disasters. In 2018 we did not have any non-recurring depreciation.

(i)

The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the year ended December 31, 2016, 2017 and 2018, the effective tax rate after moving non-recurring items was 37.3%, 34.4% and 30.5%, respectively. For the three months ended December 31, 2017 and 2018, the effective tax rate after moving non-recurring items was 36.0% and 31.4%, respectively.

(j)

(**) Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding (that exclude the treasury shares)of 73,909,056 as of December 31, 2016 and 2017 and 73,841,447 for three months ended December 31,2018, respectively.

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.

Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.8 times the EBITDA for the last twelve months. As of December 31, 2018, the current ratio was 2.4 times. This financial covenant applies only as a restriction for certain actions (e.g. issue a new debt) and, if breached, will not trigger a default or an event of default.

2.

Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of December 31, 2018, the current ratio was 6.0 times. This financial covenant applies only as a restriction for certain actions (e.g. issue a new debt) and, if breached, will not trigger a default or an event of default.

3.

Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash and cash equivalents) to EBITDA – each as defined in debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of December 31, 2018, the current ratio was 0.1 times.

The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2018, we were in compliance with the terms of our covenants.

Net debt with third parties as of December 31, 2016, 2017 and 2018 is as follow:

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2016	2017	2018

Cash and cash equivalents	194.0	141.8	133.5
Debt:
Senior Secured Notes	303.3	398.3	400.0
Brazilian Debentures	156.6	21.1	14.7
BNDES	71.4	50.4	24.0
Finance Lease Payables	3.6	10.5	5.5
Other Borrowings	-	6.0	15.5
Total Debt	534.9	486.3	459.8
Net Debt with third parties (1) (unaudited)	340.9	344.5	326.2
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	221.9	221.0	184.8
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1,6x	1.6x	1.8x

(1)

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)	Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly and annual information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. Such forward–looking statements are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the Form 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

In the third quarter of 2016 we announced a refreshed strategy to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long-term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 153,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2018, Brazil accounted for 48.4% of our revenue, Americas accounted for 38.9% of our revenue and EMEA accounted for 13.3% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended December 31, 2018, Brazil accounted for 50.9% of our revenue, Americas accounted for 35.2% of our revenue and EMEA accounted for 14.3% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations increased from 92,264 as of December 31, 2017 to 92,271 as of December 31, 2018. Generally, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all of our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of December 31, 2016, 2017 and 2018:

	Number of Workstations			Number of Service Delivery Centers (1)
	2016	2017	2018	2016	2017	2018
Brazil	45,913	48,933	49,185	31	35	34
Americas	37,574	37,773	37,610	50	51	52
Argentina (2)	3,673	4,220	4,455	11	12	12
Central America (3)	2,644	2,433	2,424	5	4	4
Chile	2,673	2,571	2,948	3	3	4
Colombia	7,723	8,643	8,477	9	10	10
Mexico	10,298	9,849	9,384	15	15	15
Peru	9,253	9,004	8,569	4	4	4
United States (4)	1,310	1,053	1,353	3	3	3
EMEA	5,595	5,558	5,476	14	14	15
Spain	5,595	5,558	5,476	14	14	15
Total	89,082	92,264	92,271	95	100	101

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2)	Includes Uruguay.
(3)	Includes Guatemala and El Salvador.
(4)	Includes Puerto Rico.

For the years ended December 31, 2016, 2017 and 2018, revenue generated from our 15 largest client groups represented 80.3%, 76.4% and 75.2% of our revenue, respectively. Excluding revenue generated from the Telefónica Group, for the years ended December 31, 2016, 2017 and 2018, our next 15 largest client groups represented 38.7%, 38.2% and 38.1%, respectively.

For the three months ended December 31, 2017 and 2018, revenue generated from our 15 largest client groups represented 74.2% and 75.2% of our revenue, respectively. Excluding revenue generated from the Telefónica Group, for the three months ended December 31, 2017 and 2018, our next 15 largest client groups represented 36.8% and 38.7%, respectively.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the years ended December 31, 2016, 2017 and 2018, CRM BPO solutions comprised 25.3%, 26.5% and 26.6% of our revenue, respectively, and individual services comprised 74.7%, 73.6% and

73.4% of our revenue, respectively. For the three months ended December 31, 2017 and 2018, CRM BPO solutions comprised 26.4% and 28.0% of our revenue, respectively, and individual services comprised 73.6% and 72.0% of our revenue, respectively.

For the years ended December 31, 2016, 2017 and 2018, telecommunications represented 48.5%, 46.7% and 45.8% of our revenue, respectively, and financial services represented 35.0%, 31.7% and 34.8% of our revenue, respectively. Additionally, during the years ended December 31, 2016, 2017 and 2018 the sales by service were:

	For the year ended December 31,
	2016	2017	2018
Customer Service	49.0%	48.4%	50.7%
Sales	16.6%	16.8%	17.7%
Collection	10.1%	8.8%	8.2%
Back Office	10.8%	12.9%	12.9%
Technical Support	9.4%	9.1%	6.9%
Others	4.1%	4.0%	3.6%
Total	100.0%	100.0%	100.0%

During the three months ended December 31, 2017 and 2018, telecommunications represented 47.3% and 44.5% of our revenue, respectively, and financial services represented 30.4% and 36.8% of our revenue, respectively. Additionally, during the three months ended December 31, 2017 and 2018 the sales by service were:

	For the three months ended December 31,
	2017	2018
Customer Service	47.7%	50.3%
Sales	17.6%	18.5%
Collection	7.9%	8.8%
Back Office	13.8%	12.5%
Technical Support	8.7%	6.3%
Others	4.3%	3.6%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in the years ended December 31, 2016, 2017 and 2018, is presented as follows:

	December 31,
	2016	2017	2018

Brazil	78,088	78,015	81,158
Central America	5,734	4,940	5,020
Chile	4,720	5,438	5,902
Colombia	8,288	9,809	8,742
Spain	10,213	10,534	11,345
Mexico	19,439	18,409	17,128
Peru	15,907	15,515	14,550
Puerto Rico	857	739	455
United States	679	732	512
Argentina and Uruguay	7,529	7,609	8,154
Corporate	147	77	72
Total	151,601	151,817	153,038

Consolidated Statements of Operations for the Year Ended December 31, 2016, 2017 and 2018

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
	2016 (*)	2017			2018

Revenue	1,757.5	1,921.3	9.3	5.1	1,818.2	(5.4)	4.3
Other operating income	5.8	16.4	N.M.	N.M.	18.8	14.1	35.5
Other gains and own work capitalized (1)	41.8	0.4	(99.1)	(99.2)	0.2	(51.7)	(46.6)
Operating expenses:
Supplies	(65.6)	(74.9)	14.2	10.1	(70.8)	(5.5)	6.6
Employee benefit expenses	(1,309.9)	(1,429.1)	9.1	5.0	(1,365.2)	(4.5)	5.4
Depreciation	(46.4)	(49.2)	6.1	0.8	(36.6)	(25.7)	(19.8)
Amortization	(50.9)	(55.2)	8.4	3.3	(58.7)	(6.3)	15.6
Changes in trade provisions	(1.9)	(0.6)	(67.0)	(68.5)	(1.0)	64.3	102.2
Other operating expenses	(214.0)	(236.6)	10.6	5.3	(215.3)	(9.0)	0.5
Total operating expenses	(1,688.7)	(1,845.7)	9.3	5.0	(1,747.6)	(5.3)	4.4
Operating profit	116.4	92.4	(20.6)	(25.4)	89.5	(3.2)	5.9
Finance income (3)	7.2	7.9	9.1	2.5	18.8	139.8	18.2
Finance costs (1)	(59.2)	(78.1)	32.0	28.1	(45.6)	(41.6)	(40.6)
Change in fair value of financial instruments	0.7	0.2	(67.2)	(66.0)	-	(100.0)	(100.0)
Net foreign exchange loss (1)	(56.5)	(23.4)	(58.5)	(61.6)	(28.8)	23.1	43.8
Net finance expense	(107.8)	(93.5)	(13.3)	(17.8)	(55.6)	(40.5)	(25.7)
Profit/(loss) before income tax	8.6	(1.0)	(112.0)	(110.1)	33.9	N.M.	N.M.
Income tax expense	(5.2)	(12.5)	141.0	144.1	(13.4)	7.0	11.9
Profit/(loss) from continuing operations	3.4	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Discontinued operations:
Profit/(loss) from discontinued operations	(3.2)	-	(100.0)	(100.0)	-	N.M.	N.M.
Profit/(loss) for the year	0.2	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	0.1	(16.8)	N.M.	N.M.	18.5	N.M.	N.M.
Non-controlling interest	0.1	3.2	N.M.	N.M.	1.9	(39.6)	(26.5)
Profit/(loss) for the year	0.2	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited)	213.7	196.9	(7.9)	(13.0)	184.8	(6.2)	2.2
Adjusted EBITDA (2) (unaudited)	221.9	221.0	(0.4)	(4.7)	184.8	(16.4)	(9.2)

(1) The year ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains and own work capitalized", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(3) The year ended December 31, 2018 contains a positive impact of $10,7 million due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction of the goodwill generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A;

(*) Exclude discontinued operations - Morocco.
N.M. means not meaningful

Consolidated Statements of Operations for the Three Months Ended December 31, 2017 and 2018

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change excluding FX (%)
	2017	2018

Revenue	478.3	421.8	(11.8)	4.4
Other operating income	2.6	4.2	64.5	72.2
Other gains and own work capitalized (1)	0.3	0.2	(48.4)	(40.7)
Operating expenses:
Supplies	(19.8)	(16.6)	(16.4)	(2.0)
Employee benefit expenses	(359.1)	(318.9)	(11.2)	6.1
Depreciation	(11.9)	(4.7)	(60.3)	(55.8)
Amortization	(14.1)	(18.8)	33.5	52.8
Changes in trade provisions	(0.6)	(0.6)	1.7	16.7
Other operating expenses	(55.6)	(51.1)	(8.0)	10.0
Total operating expenses	(461.1)	(410.8)	(10.9)	6.0
Operating profit	20.1	15.4	(23.2)	(22.1)
Finance income (2)	1.8	16.7	N.M.	N.M.
Finance costs	(10.1)	(14.7)	45.3	37.6
Change in fair value of financial instruments	2.9	-	(100.0)	(100.0)
Net foreign exchange loss	(19.3)	2.3	N.M.	N.M.
Net finance expense	(24.7)	4.2	N.M.	N.M.
(Loss)/profit before income tax	(4.6)	19.6	N.M.	N.M.
Income tax expense	(4.3)	(4.6)	6.7	22.7
(Loss)/profit for the period	(8.9)	15.0	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(9.9)	14.6	N.M.	N.M.
Non-controlling interest	1.0	0.5	(49.0)	(40.4)
(Loss)/profit for the period	(8.9)	15.0	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	46.1	39.0	(15.5)	(8.2)
Adjusted EBITDA (1) (unaudited)	55.1	39.0	(29.3)	(24.7)

(1) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2) The year ended December 31, 2018 contains a positive one off impact of $10,7 million due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction of the goodwill generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A;

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Year Ended December 31, 2016, 2017 and 2018

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change Excluding FX (%)	For the year ended December 31,	Change (%)	Change Excluding FX (%)
	2016	2017			2018

Revenue:
Brazil	816.4	944.8	15.7	6.3	877.7	(7.1)	5.9
Americas	718.9	758.0	5.4	6.1	708.7	(6.5)	3.5
EMEA	223.9	223.4	(0.2)	(1.9)	240.9	7.8	2.7
Other and eliminations (1)	(1.7)	(5.0)	N.M.	N.M.	(9.1)	82.4	83.0
Total revenue	1,757.5	1,921.3	9.3	5.1	1,818.2	(5.4)	4.3
Operating expenses:
Brazil	(771.1)	(899.2)	16.6	7.0	(847.6)	(5.7)	7.4
Americas	(676.0)	(734.6)	8.7	9.5	(701.4)	(4.5)	6.1
EMEA	(232.6)	(226.8)	(2.5)	(4.1)	(239.7)	5.7	0.9
Other and eliminations (1)	(9.0)	15.0	N.M.	N.M.	40.4	N.M.	N.M.
Total operating expenses	(1,688.7)	(1,845.7)	9.3	5.0	(1,748.2)	(5.3)	4.5
Operating profit/(loss):
Brazil	46.3	55.5	19.9	13.4	33.1	(40.3)	(32.2)
Americas (2)	88.2	31.5	(64.3)	(66.3)	21.5	(31.5)	(31.4)
EMEA	(7.5)	(1.8)	(76.6)	(76.3)	2.5	N.M.	N.M.
Other and eliminations (1)	(10.6)	7.2	N.M.	N.M.	32.3	N.M.	N.M.
Total operating profit	116.4	92.4	(20.6)	(25.4)	89.5	(3.2)	5.9
Net finance expense:
Brazil	(40.1)	(33.0)	(17.6)	(24.1)	(30.3)	(8.3)	5.2
Americas (2)	(31.1)	(13.2)	(57.5)	(60.0)	(5.5)	(58.1)	28.5
EMEA	(12.3)	(16.8)	36.9	33.5	(1.6)	(90.4)	(90.7)
Other and eliminations (1)	(24.3)	(30.4)	25.1	23.7	(18.1)	(40.3)	(38.7)
Total net finance expense (4)	(107.8)	(93.5)	(13.3)	(17.8)	(55.6)	(40.5)	(25.7)
Income tax benefit/(expense):
Brazil	(3.1)	(8.8)	N.M.	N.M.	(1.4)	(83.9)	(81.8)
Americas	(15.8)	(9.7)	(38.8)	(39.9)	(2.1)	(78.8)	(84.6)
EMEA	4.9	5.0	2.7	(0.3)	(0.9)	(117.8)	(118.5)
Other and eliminations (1)	8.8	0.9	(89.5)	(89.7)	(9.0)	N.M.	N.M.
Total income tax expense	(5.2)	(12.5)	141.0	144.1	(13.4)	7.0	11.9
Profit/(loss) from continuing operations:
Brazil	3.1	13.7	N.M.	N.M.	1.4	(89.7)	(88.5)
Americas (2)	41.3	8.6	(79.2)	(80.7)	13.9	62.5	(53.4)
EMEA	(14.9)	(13.6)	(9.0)	(9.4)	-	N.M.	N.M.
Other and eliminations (1)	(26.1)	(22.2)	(14.8)	(16.6)	5.1	123.0	(123.1)
Profit/(loss) from continuing operations	3.4	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Loss from discontinued operations	(3.2)	-	(100.0)	(100.0)	-	N.M.	N.M.
Profit/(loss) for the year:
Brazil	3.1	13.7	N.M.	N.M.	1.4	(89.7)	(88.5)
Americas (2)	41.3	8.6	(79.2)	(80.7)	13.9	62.5	(53.4)
EMEA	(18.1)	(13.6)	(25.1)	(26.2)	-	N.M.	N.M.
Other and eliminations (1)	(26.1)	(22.2)	(14.8)	(16.6)	5.1	123.0	(123.1)
Profit/(loss) for the year	0.2	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	0.1	(16.8)	N.M.	N.M.	18.5	N.M.	N.M.
Non-controlling interest	0.1	3.2	N.M.	N.M.	1.9	(39.6)	(26.5)

Other financial data:
EBITDA (3):
Brazil	98.7	112.4	13.9	6.3	83.5	(25.7)	(15.5)
Americas	122.0	69.1	(43.4)	(45.8)	56.2	(18.6)	(14.2)
EMEA	3.2	7.6	137.0	115.5	12.3	61.8	44.4
Other and eliminations (1)	(10.2)	7.8	N.M.	N.M.	32.8	N.M.	N.M.
Total EBITDA (unaudited)	213.7	196.9	(7.9)	(13.0)	184.8	(6.2)	2.1
Adjusted EBITDA (3):
Brazil	121.0	124.7	3.1	(4.1)	99.4	(20.3)	(10.6)
Americas	92.0	83.5	(9.2)	(9.1)	73.5	(12.0)	(8.9)
EMEA	16.3	14.8	(9.3)	(13.4)	19.5	31.8	16.5
Other and eliminations (1)	(7.4)	(2.0)	(72.4)	(71.8)	(7.6)	N.M.	16.6
Total Adjusted EBITDA (unaudited)	221.9	221.0	(0.4)	(4.7)	184.8	(16.4)	(9.2)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) The year ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains and own work capitalized", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(3) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(4) The year ended December 31, 2018 contains a positive impact of $10,7 million due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction of the goodwill generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A;

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Three Months and Year Ended December 31, 2017 and 2018

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change Excluding FX (%)
	2017	2018

Revenue:
Brazil	224.5	213.2	(5.0)	11.4
Americas	200.6	150.6	(24.9)	(5.7)
EMEA	56.5	59.8	5.9	9.3
Other and eliminations (1)	(3.3)	(1.8)	45.1	(44.3)
Total revenue	478.3	421.8	(11.8)	4.4
Operating expenses:
Brazil	(213.1)	(202.4)	(5.0)	11.4
Americas	(194.5)	(160.6)	(17.5)	4.4
EMEA	(60.1)	(61.7)	2.6	5.9
Other and eliminations (1)	6.6	13.9	109.7	115.6
Total operating expenses	(461.1)	(410.8)	(10.9)	6.0
Operating profit/(loss):
Brazil	12.0	11.2	(7.3)	9.4
Americas	6.5	(7.7)	N.M.	N.M.
EMEA	(2.5)	(1.2)	(50.6)	(48.8)
Other and eliminations (1)	4.0	13.1	N.M.	N.M.
Total operating profit	20.1	15.4	(23.2)	(22.1)
Net finance expense:
Brazil	(7.3)	(3.6)	(50.4)	(41.6)
Americas	(2.9)	12.7	N.M.	N.M.
EMEA	(0.1)	0.1	N.M.	N.M.
Other and eliminations (1)	(14.4)	(5.0)	(65.7)	(65.5)
Total net finance expense (3)	(24.7)	4.2	(117.0)	(77.9)
Income tax benefit/(expense):
Brazil	(4.9)	(3.5)	(30.0)	(14.5)
Americas	(0.5)	2.2	N.M.	N.M.
EMEA	1.4	(0.3)	(119.8)	(120.5)
Other and eliminations (1)	(0.2)	(3.0)	N.M.	N.M.
Total income tax expense	(4.3)	(4.6)	6.7	22.7
Profit/(loss) for the period:
Brazil	(0.2)	4.1	N.M.	N.M.
Americas	3.1	7.3	134.4	N.M.
EMEA	(1.2)	(1.4)	(24.4)	27.1
Other and eliminations (1)	(10.6)	5.2	(148.5)	(148.2)
(Loss)/profit for the period	(8.9)	15.0	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(9.9)	14.6	N.M.	N.M.
Non-controlling interest	1.0	0.5	(49.0)	(40.4)
Other financial data:
EBITDA (2):
Brazil	26.1	23.9	(8.3)	7.8
Americas	16.0	1.0	(94.0)	(93.6)
EMEA	(0.1)	1.1	N.M.	N.M.
Other and eliminations (1)	4.2	13.0	N.M.	N.M.
Total EBITDA (unaudited)	46.1	39.0	(15.5)	(8.2)
Adjusted EBITDA (2):
Brazil	29.6	29.5	(0.2)	14.4
Americas	20.6	6.7	(67.4)	(66.6)
EMEA	3.2	2.8	(11.6)	(18.9)
Other and eliminations (1)	1.6	(0.1)	(106.6)	(107.3)
Total Adjusted EBITDA (unaudited)	55.1	39.0	(29.3)	(24.7)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(3) The year ended December 31, 2018 contains a positive one off impact of $10,7 million due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction of the goodwill generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A;

N.M. means not meaningful

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

Revenue

Revenue decreased by $103.1 million, or 5.4%, from $1,921.3 million for the year ended December 31, 2017 to $1,818.2 million for the year ended December 31, 2018 mostly explained by foreign exchange translation into U.S. dollars. Excluding the impact of foreign exchange, revenue increased 4.3%.

Revenues from Multisector clients decreased by $53,9 million, or 4.6%, from $1,171.9 million for the year ended December 31, 2017 to $1,117.9 million for the year ended December 31, 2018 mostly explained by foreign exchange translation into U.S. dollars. Excluding the impact of foreign exchange, revenue from multisector clients increased 6.1%, supported by gains in all regions, coming mostly from financial services on higher volume from current clients.

Revenue from Telefónica presented a decrease of $49.2 million, or 6.6%, to $700.3 million in revenue for the year ended December 31, 2018, against $749.5 million for the year ended December 31, 2017 mostly explained by foreign exchange translation into U.S. dollars. Excluding the impact of foreign exchange, revenue from Telefónica clients increased by 1.6%, due to higher volumes in Brazil and Americas, partially offset by lower volumes in EMEA.

For the year ended December 31, 2018, revenue from multisector clients was 61.0% of total revenue.

The following chart sets forth a breakdown of revenue by geographical region for the year ended December 31, 2017 and 2018 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2017	(%)	2018	(%)	Change (%)	Change excluding FX (%)

Brazil	944.8	49.2	877.7	48.3	(7.1)	5.9
Americas	758.0	39.5	708.7	39.0	(6.5)	3.5
EMEA	223.4	11.6	240.9	13.2	7.8	2.7
Other and eliminations (1)	(5.0)	(0.3)	(9.1)	(0.5)	82.4	83.0
Total	1,921.3	100.0	1,818.2	100.0	(5.4)	4.3

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2017 and 2018 totaled $944.8 million and $877.7 million, respectively, a decrease of $67.1 million, or 7.1%. Excluding the impact of foreign exchange, revenue increased by 5.9%. Revenue from multisector clients increased by 6.7%, supported by new contracts with existing clients in the financial services vertical and higher volumes with telecom clients other than Telefónica. Revenue from Telefónica increased by 3.9% driven mainly by higher volumes in the last quarter of 2018.

Americas

Revenue in Americas for the year ended December 31, 2017 and 2018 was $758.0 million and $708.7 million, respectively, a decrease of $49.3 million, or 6.5%. Excluding the impact of foreign exchange, revenue increased 3.5%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 5.4%, supported by higher volumes in Chile and Mexico, mostly from other clients. On the same way, excluding the impact of foreign exchange, revenue from Telefónica increased by 0.8%, driven by higher volumes in Chile and Mexico.

Due to the first year of implementation of “IAS 29 – hyperinflation” in Argentina the translation of local figures to US. Dollars generated a negative impact of $13 million in revenue;

EMEA

Revenue in EMEA for the year ended December 31, 2017 and 2018 was $223.4 million and $240.9 million, respectively, an increase of $17.4 million, or 7.8%, mainly supported by multisector. Excluding the impact of foreign exchange, revenue in EMEA increased 2.7%. The increase was , driven by growth of 8.8%,  from multisector clients fueled by higher volumes from telecom clients other than Telefónica as well as other multisector clients, offsetting the 1.0% decrease in revenue from Telefónica.

Other operating income

Other operating income totaled $16.4 million and $18.8 million for the year ended December 31, 2017 and 2018, respectively. The 2017 number, includes $8.7 million of partial insurance indemnity in Puerto Rico as a result of impacts from the natural disasters in the country.

Total operating expenses

Total operating expenses decreased by $98.1 million, or 5.3%, from $1,845.7 million for the year ended December 31, 2017 to $1,747.6 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses increased by 4.4%, in line with revenue growth and mostly coming from employee benefit expenses and higher activity in Americas. Therefore as a percentage of revenue, operating expenses remained flat at 96.1% for the year ended December 31, 2017 and 2018.

Supplies: Supplies expenses decreased by $4.1 million, or 5.5%, from $74.9 million for the year ended December 31, 2017 to $70.8 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, supplies expenses increased by 6.6%. As a percentage of revenue, supplies represented 3.9% for both year ended December 31, 2017 and 2018.

Employee benefit expenses: Employee benefit expenses decreased by $63.9 million, or 4.5%, from $1,429.1 million for the year ended December 31, 2017 to $1,365.2 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, employee benefit expenses increased by 5.4%, impacted by $10.0 million costs related to changes in management. As a percentage of revenue, employee benefit expenses represented 74.4% and 75.1% for the year ended December 31, 2017 and 2018, respectively.

 Depreciation and amortization: Depreciation and amortization expenses decreased by $9.2 million, or 8.8%, from $104.4 million for the year ended December 31, 2017 to $95.2 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 1.3% driven by decrease in capital expenditures.

Changes in trade provisions: Changes in trade provisions increased by $0.4 million, from a loss of $ 0.6 million to a loss of $1.0 million for the year ended December 31, 2017 and 2018 respectively.

Other operating expenses: Other operating expenses decreased by $21.3 million, or 9.0%, from $236.6 million for the year ended December 31, 2017 to $215.3 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, other operating expenses decreased by 0.5%. As a percentage of revenue, other operating expenses were 12.3% and 11.8% for the year ended December 31, 2017 and 2018, respectively.

Brazil

Total operating expenses in Brazil decreased by $51.7 million, or 5.7%, from $899.2 million for the year ended December 31, 2017 to $847.6 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 7.4%, mainly impacted by higher employee benefit expenses on the back of the increase in the average number of employees (from 78,015 in 2017 to 81,158 in 2018), reflecting higher operating activity. Operating expenses as a percentage of revenue increased from 95.2% to 96.6%, for the year ended December 31, 2017 and 2018, respectively.

Americas

Total operating expenses in Americas decreased by $33.2 million, or 4.5%, from $734.6 million for the year ended December 31, 2017 to $701.4 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses in Americas increased by 6.1%, mainly impacted by the most part of the costs related to changes in management (booked  in employee benefit expenses and other operating expenses) reflecting the higher operating activity in the region. Operating expenses as a percentage of revenue increased from 96.9% to 99.0%, for the year ended December 31, 2017 and 2018, respectively.

Due to the first year of implementation of IAS 29 – hyperinflation the translation of local figures to US. Dollars reducing the operating expenses in $14 million;

EMEA

Total operating expenses in EMEA increased by $12.8 million, or 5.7%, from $226.8 million for the year ended December 31, 2017 to $239.7 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 0.9% below revenue growth, on the back of reduction in employee benefit expenses in the period. Operating expenses as a percentage of revenue decreased from 101.5% to 99.5%, for the year ended December 31, 2017 and 2018, respectively.

Operating profit

Operating profit decreased by $2.9 million, from $92.4 million for the year ended December 31, 2017 to $89.5 million for the year ended December 31, 2018, an increase of 3.2%. Excluding the impact of foreign exchange, operating profit increased 5.9%. Operating profit margin increased of 0.1 percentage points from 4.8% for the year ended December 31, 2017 to 4.9% for the year ended December 31, 2018.

Brazil

Operating profit in Brazil decreased by $22.4 million, from $55.5 million for the year ended December 31, 2017 to $33.1 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, operating profit decreased by 32.2%, reflecting the lower profitability in the first half of 2018 from certain clients’ programs. It is important to highlight that, as guided by Management, profitability recovered in the second half of 2018 to a more normalized level. Operating profit margin in Brazil decreased from 5.9% for year ended December 31, 2017 to 3.8% for the year ended December 31, 2018.

Americas

Operating profit in Americas decreased by $9.9 million, from $31.5 million for the year ended December 31, 2017 to $21.5 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, operating profit decreased by 31.4%, reflecting the deterioration of business environment in certain countries, such as Argentina and Mexico, in the second half of 2018 and the negative impact of the most part of the costs related to changes in management. Operating profit margin in Americas decreased from 4.1% for the year ended December 31, 2017 to 3.0% for the year ended December 31, 2018.

EMEA

Operating profit in EMEA increased by $4.3 million, from a loss of $1.8 million for the year ended December 31, 2017 to a gain of $2.5 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, operating profit increased by $3.9 million reflecting higher volumes from multisector, especially telecom clients other than Telefónica as well as other multisector clients. Operating profit margin improved from negative 0.8% for the year ended December 31, 2017 to positive 1.1% for the year ended December 31, 2018.

Finance income

Finance income was $18.8 million for the year ended December 31, 2018, compared to $7.9 million for the year ended December 31, 2017. Excluding the impact of foreign exchange, finance income increased by 18.2% during the year ended December 31, 2018.

The year ended December 31, 2018 contains a positive impact of $10,7 million due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction of the goodwill generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A;

Finance costs

Finance costs decreased by $32.5 million, or 41.6%, from $78.1 million for the year ended December 31, 2017 to $45.6 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, finance costs decreased by 40.6% during the year ended December 31, 2018. The decrease in finance costs was driven by lower interest expenses from the debt refinancing program concluded in August 2017, combined with a negative effect in the year ended December 31, 2017 of $19.0 million related to the debt refinancing.

Change in fair value of financial instruments

Change in fair value of financial instruments altered by $0.2 million, from a gain of $0.2 million for the year ended December 31, 2017 to zero for the year ended December 31, 2018. This change is mainly related to positive mark-to-market adjustments on certain hedging instruments.

Net foreign exchange gain/(loss)

Net foreign exchange loss increased by $5.4 million, from a loss of $23.4 million for the year ended December 31, 2017 to a loss of $28.8 million for the year ended December 31, 2018. This change reflects the Brazilian Real and Argentine Peso depreciation against the U.S. dollar that impacted our intercompany balances and therefore has no cash impact.

Income tax expense

Income tax expense for the year ended December 31, 2017 and 2018 totaled $12.5 million and $13.4 million, respectively. This change is due to the positive profit before income tax in 2018.

Profit/(loss) for the period

Profit/(loss) for the period changed from a loss of $13.6 million for the year ended December 31, 2017 to a profit of $20.5 million for the year ended December 31, 2018, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $12.1 million, or 6.2%, from $196.9 million for the year ended December 31, 2017 to $184.8 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, EBITDA increased by 2.2%. Also, EBITDA includes a $10 million cost related to changes in management.

Brazil

Adjusted EBITDA decreased by $25.3 million, or 20.3%, from $124.7 million for the year ended December 31, 2017 to $99.4 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 10.6%. This decrease in Adjusted EBITDA reflects the lower profitability from certain clients’ programs in the first half of 2018. It is important to highlight that, as guided by Management, profitability recovered in the second half of 2018 to a more normalized level.

Americas

Adjusted EBITDA decreased by $10.0 million, or 12.0%, from $83.5 million for the year ended December 31, 2017 to $73.5 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by $10.0 million, or 8.9% respectively, reflecting the deterioration of business environment in certain countries, such as Argentina and Mexico, in the second half of 2018 and the negative impact of the most part of the costs related to changes in management

EMEA

Adjusted EBITDA increased by $4.7 million or 31.8%, from $14.8 million for the year ended December 31, 2017 to $19.5 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA increased by $2.8 million, or 16.5%. The increase in Adjusted EBITDA reflects higher volumes from Multisector clients, especially telecom clients other than Telefónica as well as other multisector clients.

Three Months Ended December 31, 2017 Compared to Three Months Ended December 31, 2018

Revenue

Revenue decreased by $56.5 million, or 11.8%, from $478.3 million for the three months ended December 31, 2017 to $421.8 million for the three months ended December 31, 2018, mostly explained by foreign exchange translation into U.S. dollars. Excluding the impact of foreign exchange, revenue increased 4.4%.  Revenue growth in the quarter was fueled by higher volumes with existing clients in Brazil and new clients in Spain, partially offset by lower volumes in Americas.

Revenues from Multisector clients revenue decreased by $31.7 million, or 10.8%, from $294.2 million for the three months ended December 31, 2017 to $262.5 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, revenue from multisector clients increased 6.2%, fueled by a 13.0% increase Brazil, partially offset by a 5.0% decrease in Americas.

Revenue from Telefónica decreased by $25 million, or 13.5%, from $184.1 million for the three months ended December 31, 2017 to $159.3 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, revenue from Telefónica increased by 2.2%, due to higher volumes in Brazil and EMEA, partially offset by lower volumes in the Americas.

For the three months ended December 31, 2018, revenue from multisector clients reached 62.2% of total revenue.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended December 31, 2017 and 2018 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended December 31,
($ in millions, except percentage changes)	2017	(%)	2018	(%)	Change (%)	Change excluding FX (%)

Brazil	224.5	46.9	213.2	50.5	(5.0)	11.4
Americas	200.6	41.9	150.6	35.7	(24.9)	(5.7)
EMEA	56.5	11.8	59.8	14.2	5.9	9.3
Other and eliminations (1)	(3.3)	(0.7)	(1.8)	(0.4)	45.1	(44.3)
Total	478.3	100.0	421.8	100.0	(11.8)	4.4

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended December 31, 2017 and 2018 was $224.5 million and $213.2 million, respectively, a decrease of $11.3 million, or 5.0%. Excluding the impact of foreign exchange, revenue increased by 11.4%, with both revenues from multisector clients and Telefónica increasing in the quarter. Revenue from multisector clients increased by 13.0%, supported mostly by new contracts with existing clients in the financial services vertical, leading the path for the Group in revenue diversification, while. Revenue from Telefónica increased by 7.6%, on higher volumes in the region, with Atento continued delivering digital solutions for the Telefónica Group.

Americas

Revenue in Americas for the three months ended December 31, 2017 and 2018 was $200.6 million and $150.6 million, respectively, a decrease of $50.0 million, or 24.9%. Excluding the impact of foreign exchange, revenue decreased 5.7%. The decrease in the quarter was driven by lower volumes mainly in Argentina and Mexico from deteriorating business environments. As in previous quarters, we continued to experience revenues and margins pressures in the telco space, mainly in the more massive CRM, impacting some specific countries, such as Peru. Performance in the Financial Services sector was mixed, with higher volumes in Chile and weaker volumes in Mexico. Excluding the impact of foreign exchange, revenue from multisector clients decreased by 5.0%. and revenue from Telefónica decreased by 5.8%, on lower volumes in the region.

Due to the first year of implementation of IAS 29 – hyperinflation the translation of local figures to US. Dollars generated an one off negative impact of $13 million in the revenue of the 4thfourth quarter of 2018;

EMEA

Revenue in EMEA for the three months ended December 31, 2017 and 2018 was $56.5 million and $59.8 million, respectively, an increase of $3.3 million, or 5.9%. Excluding the impact of foreign exchange, revenue increased 9.3%, driven by 9.9% growth in revenues from Telefónica and by 8.4% growth in revenues from multisector clients , which were supported by new client.

Other operating income

Other operating income totaled $2.6 million for the three months ended December 31, 2017 and $4.2 million for the three months ended December 31, 2018, which includes in the third quarter of 2018 the amount of $10,3 million related to partial insurance indemnity from Puerto Rico, and also $2.1 million from the strategic partnership with T-System for the management of Atento´s data centers in Brazil

 Total operating expenses

Total operating expenses decreased by $50.3 million, or 10.9%, from $461.1 million for the three months ended December 31, 2017 to $410.8 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses increased by 6.0%impacted by $10.0 million costs related to changes in management. As a percentage of revenue, operating expenses represented 96.4% and 97.4% for the three months ended December 31, 2017 and 2018, respectively.

Supplies: Supplies expenses decreased by $3.3 million, or 16.4%, from $19.8 million for the three months ended December 31, 2017 to $16.6 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, supplies expenses decreased by 2.0% mainly due to lower activity in Americas. As a percentage of revenue, supplies represented 4.1% for the three months ended December 31, 2017 and 3.9% for the three months ended December 31, 2018.

Employee benefit expenses: Employee benefit expenses decreased by $40.2 million, or 11.2%, from $359.1 million for the three months ended December 31, 2017 to $318.9 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, employee benefit expenses increased of 6.1%, impacted by $10.0 million costs related to changes in management. Therefore, as a percentage of revenue, employee benefit expenses increased from  75.1% for the three months ended December 31, 2017 to 75.6% for the three months ended December 31, 2018.

 Depreciation and amortization: Depreciation and amortization expenses decreased by $2.5 million, or 9.5%, from $26.0 million for the three months ended December 31, 2017 to $23.6 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 1.8%, due to increase in the capital expenditure projects.

Changes in trade provisions: Changes in trade provisions totaled a loss of $ 0.6 million for the three months ended December 31, 2018, an increase of 1.7% when compared the same period of 2017.

Other operating expenses: Other operating expenses decreased by $4.4 million, or 8.0%, from $55.6 million for the three months ended December 31, 2017 to $51.1 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, other operating expenses increased by 10.0% mostly driven by higher expenses in Americas and Brazil. As a percentage of revenue, other operating expenses totaled 11.6% and 12.1% for the three months ended December 31, 2017 and 2018, respectively.

Brazil

Total operating expenses in Brazil decreased by $10.7 million, or 5.0%, from $213.1 million for the three months ended December 31, 2017 to $202.4 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 11.4%, mainly driven by higher employee benefit expenses in the period, reflecting increased volumes in the region, higher average number of employees. Operating expenses as a percentage of revenue remained stable at 94.9%, for the three months ended December 31, 2017 and 2018.

Americas

Total operating expenses in Americas decreased by $34.0 million, or 17.5%, from $194.5 million for the three months ended December 31, 2017 to $160.6 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses increased by 4.4%,impacted by the most part of the costs related to changes in management. Operating expenses as a percentage of revenue increased from 97.0% to 106.7%, for the three months ended December 31, 2017 and 2018, respectively.

Due to the first year of implementation of “IAS 29 – hyperinflation” the translation of local figures to US. Dollars generated an one off positive impact of $14 million in operating expenses;

EMEA

Total operating expenses in EMEA increased by $1.6 million, or 2.6%, from $60.1 million for the three months ended December 31, 2017 to $61.7 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, operating expenses increased by 5.9%, impacted by a increase of 2.8% in employee benefit expenses, partially offset by a reduction in other operating expenses. Operating expenses as a percentage of revenue decreased from 106.4% to 103.1%, for the three months ended December 31, 2017 and 2018, respectively.

Operating profit

Operating profit decreased by $4.7 million, from $20.1 million for the three months ended December 31, 2017 to $15.4 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, operating profit decreased 22.1%. Operating profit margin decreased of 0,5 percentage points from 4.2% for the three months ended December 31, 2017 to 3.7% for the three months ended December 31, 2018 mainly reflecting higher operating profit in Brazil.

Brazil

Operating profit in Brazil decreased by $0.9 million, from $12.0 million for the three months ended December 31, 2017 to $11.2 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, operating profit increased by 9.4% reflecting higher revenues as explained above and profitability from operation improvement plan, executed in the first half of 2018. Operating profit margin in Brazil decreased from 5.4% for three months ended December 31, 2017 to 5.2% for the three months ended December 31, 2018.

Americas

Operating profit in Americas decreased by $14.1 million, from a surplus $6.5 million for the three months ended December 31, 2017 to a loss of $7.7 million for the three months ended December 31, 2018. Operating profit margin decreased from 3.2% for the three months ended December 31, 2017 to negative 5.1% for the three months ended December 31, 2018 reflecting the lower volumes in Mexico and Peru and from a weaker economic activity in Argentina and also the negative impact of the most part of the costs as explained above.

EMEA

Operating profit in EMEA increased by $1.3 million, from a loss of $2.5 million for the three months ended December 31, 2017 to a gain of $1.2 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, operating profit margin improved from negative 4.4% to negative 2.1%, reflecting higher volumes from Telefónica and a new Multisector client.

Finance income

Finance income was $16.7 million for the three months ended December 31, 2018, compared to $1.8 million for the three months ended December 31, 2017.

The year ended December 31, 2018 contains a positive impact of $10,7 million due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction of the goodwill generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A;

Finance costs

Finance costs increased by $4.6 million, or 45.3%, from $ 10.1 million for the three months ended December 31, 2017 to $ 14.7 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, finance costs increased by 37.6% during the three months ended December 31, 2018, reflecting mainly the $3.3 million loss related to mark-to-market of the Real/US dollar hedge related to the interest of Atento’s 2022 senior secured notes.

Change in fair value of financial instruments

Change in fair value of financial instruments altered by $2.9 million, from a gain of $2.9 million for the three months ended December 31, 2017 to zero for the three months ended December 31, 2018. This loss is related to negative mark-to-market adjustments on certain hedging instruments.

Net foreign exchange gain/(loss)

Net foreign exchange loss changed by $21.5 million, from a loss of $19.3 million for the three months ended December 31, 2017 to a gain of $2.3 million for the three months ended December 31, 2018. This loss in the three months ended December 31, 2018 was mainly due to the Brazilian Real and Argentine Peso depreciation against the U.S. dollar that impacted our intercompany balances and therefore has no cash impact.

Income tax expense

Income tax expense for the three months ended December 31, 2017 and 2018 was an expense of $4.3 million and an expense of $4.6 million, respectively. This change is due to the positive profit before income tax in 2018.

 Profit/(loss) for the period

Loss for the three months ended December 31, 2017 was a $8.9 million and, for the three months ended three months ended December 31, 2018, we had the profit was $15.0 million, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $7.1 million, or 15.5%, from $46.1 million for the three months ended December 31, 2017 to $39,0 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, decreased by 8,2% mainly impacted by $10.0 million costs as explained above.

Brazil

Adjusted EBITDA decreased by $0.1 million, or 0.2%, from $29.6 million for the three months ended December 31, 2017 to $29.5 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 14.4%, mainly driven by higher profitability in existing contracts and higher volumes. Brazil’s operations remain at the forefront of Atento’s profitable growth strategy, with focus on evolving the value offer. Atento Brazil solutions factory is helping accelerate the Group’s move into digital services and leading the standardization and roll out of digital solutions (Data Driven Digital Sales, Data Driven Customer Care, Digital Back Office, Digital Collections), as well as Analytics and Business Process Consulting offering. On this front, Atento continued delivering digital solutions to Telefonica Group.

Americas

Adjusted EBITDA decreased by $13.9 million, or 67.4%, from $20.6 million for the three months ended December 31, 2017 to $6.7 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 66.6% respectively. The decrease in Adjusted EBITDA was mostly driven by lower volumes in Mexico and Peru and from a weaker economic activity in Argentina and also reflects the negative impact of the most part of the costs related to changes in management.

EMEA

Adjusted EBITDA in EMEA decreased by 11.6%, from $3.2 million for the three months ended December 31, 2017 to $2.8 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA decreased 18.9%.

Liquidity and Capital Resources

As of December 31, 2018, our outstanding debt was $ 459.8 million, which includes $ 400.0 million of our 6.125% Senior Secured Notes due 2022, $ 14.7 million of Brazilian Debentures, $ 24.0 million of financing provided by BNDES, $5.5 million of finance lease payables and $ 15.5 million of other bank borrowings, especially short-term financing for working capital needs.

During the three months ended December 31, 2018, our cash flow provided by operating activities was $43.8 million, which includes interest paid of $4.4 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $48.2 million.

During the year ended December 31, 2018, our cash flow provided by operating activities was $81.2 million, which includes interest paid of $49.5 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $130.7 million.

Consolidated Statements of Cash Flows for the Year Ended December 31, 2016, 2017 and 2018 and for the Three Months Ended December 31, 2017 and 2018
($ IN MILLIONS, UNLESS OTHERWISE INDICATED)

	For the year ended December 31,			For the three months ended December 31,
	2016	2017	2018	2017	2018

Operating activities
Profit/(loss) before income tax	8.6	(1.0)	33.9	(4.6)	19.6
Adjustments to reconcile profit/(loss) before income tax to net cash flows:
Amortization and depreciation	97.3	104.4	95.2	26.0	23.6
Changes in trade provisions	1.9	0.6	1.7	0.6	2.1
Share-based payment expense	2.1	4.9	6.4	1.6	1.4
Change in provisions	20.3	4.4	11.1	(5.9)	3.8
Grants released to income	(0.7)	(0.9)	(1.0)	(0.5)	(0.4)
Losses on disposal of fixed assets	1.1	4.1	0.4	3.3	-
Losses on disposal of financial assets	-	-	0.4	-	0.1
Finance income	(7.2)	(7.9)	(18.8)	(1.8)	(16.7)
Finance costs	59.2	78.1	45.6	10.1	14.7
Net foreign exchange differences	56.5	23.4	28.7	19.3	(2.4)
Change in fair value of financial instruments	(0.7)	(0.2)	-	(2.9)	-
Changes in other (gains)/losses and own work capitalized	(49.5)	2.4	(0.9)	3.8	(0.7)
	180.3	213.5	168.8	53.7	25.6
Changes in working capital:				2.1
Changes in trade and other receivables	62.4	(31.5)	(6.9)	5.1	57.0
Changes in trade and other payables	19.9	6.6	(2.6)	(11.2)	(19.3)
Other assets/(payables)	(16.3)	(7.9)	(34.0)	17.6	(25.7)
	66.0	(32.8)	(43.5)	11.4	11.9

Interest paid	(73.2)	(76.5)	(49.5)	(7.4)	(4.4)
Interest received	3.7	49.0	0.7	(0.7)	0.2
Income tax paid	(24.3)	(20.6)	(20.4)	(5.7)	(7.8)
Other payments	(19.2)	(17.1)	(8.8)	(3.4)	(1.4)
	(113.0)	(65.1)	(78.0)	(17.2)	(13.4)
Net cash flows from operating activities	141.9	114.5	81.2	43.2	43.8
Investing activities
Payments for acquisition of intangible assets	(30.0)	(28.4)	(24.8)	(4.8)	(8.8)
Payments for acquisition of property, plant and equipment	(39.9)	(48.4)	(15.0)	(22.0)	7.5
Acquisition of subsidiaries, net of cash acquired	(8.6)	(14.5)	-	-	-
Payments for financial instruments	-	-	(1.4)	-	(1.1)
Proceeds from sale of PP&E and intangible assets	1.0	0.4	-	0.3	(0.4)
Proceeds from sale of subsidiaries	2.4	-	-	-	-
Net cash flows used in investing activities	(75.1)	(90.9)	(41.2)	(26.5)	(2.8)
Financing activities
Proceeds from borrowing from third parties	0.2	474.5	58.5	7.1	7.4
Repayment of borrowing from third parties	(62.9)	(534.5)	(81.7)	(19.1)	(7.3)
Dividends paid to company's shareholders	-	(24.4)	(2.3)	(24.6)	(1.4)
Acquisition of treasury shares	-	-	(8.2)	-	(2.8)
Net cash flows used in financing activities	(62.7)	(84.4)	(33.7)	(36.5)	(4.2)
Net increase/(decrease) in cash and cash equivalents	4.1	(60.8)	6.3	(19.8)	36.8
Exchange differences	5.8	8.6	(14.5)	(1.3)	(1.0)
Cash and cash equivalents at beginning of period	184.0	194.0	141.8	162.8	97.7
Cash and cash equivalents at end of period	194.0	141.8	133.5	141.8	133.5

Cash Flow

As of December 31, 2018, we had cash and cash equivalents of $133.5 million. We believe that our current cash flow used inoperating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2016	2017	2018	2017	2018

Cash flows from operating activities	141.9	114.5	81.2	43.2	43.8
Cash flows used in investing activities	(75.1)	(90.9)	(41.2)	(26.5)	(2.8)
Cash flows used in financing activities	(62.7)	(84.4)	(33.7)	(36.5)	(4.2)
Net increase/(decrease) in cash and cash equivalents	4.2	(60.8)	6.3	(19.8)	36.8
Effect of changes in exchanges rates	5.8	8.6	(14.5)	(1.3)	(1.0)

Cash Flows from Operating Activities

Three Months and Year Ended December 31, 2017 Compared to Three Months and Year Ended December 31, 2018 and Twelve Months and Year Ended December 31, 2017 Compared to Twelve Months and Year Ended December 31, 2018

Cash provided by operating activities, which includes interest paid, was $43.8 million for the three months ended December 31, 2018 compared to $43.2 million for the three months ended December 31, 2017. This change reflects (i) a $20.0 million increase in working capital headwind from positive impact in the three months ended December 31, 2017 and (ii) the net positive effect of $26.0 million related to the debt refinancing ($45.0 million gain on hedging unwind and $19.0 million of refinancing cost) during the three months ended December 31, 2017. For the year ended December 31, 2018 cash provided by operating activities, which includes interest paid, was $81.2 million compared to cash provided by operating activities of $114.5 million for the same period in the prior year.

Cash Flows used in Investing Activities

Three Months and Year Ended December 31, 2017 Compared to Three Months and Year Ended December 31, 2018 and Twelve Months and Year Ended December 31, 2017 Compared to Twelve Months and Year Ended December 31, 2018

Cash used in investing activities was $2.8 million for the three months ended December 31, 2018 compared to cash used in investment activities of $26.5 million for the three months ended December 31, 2017. For the year ended December 31, 2018 cash used in investing activities was $41.2 million compared to $90.9 million for the same period in the prior year. The variance is mainly due to the Interfile acquisition in 2017.

Cash Flows used in Financing Activities

Three Months and Year Ended December 31, 2017 Compared to Three Months and Year Ended December 31, 2018 and Twelve Months and Year Ended December 31, 2017 Compared to Twelve Months and Year Ended December 31, 2018

Cash used in financing activities was $4.2 million for the three months ended December 31, 2018 compared to a cash used in financing activities of $36.5 million for the three months ended December 31, 2017. For the year ended December 31, 2018 cash used in financing activities was $33.7 million compared to $84.4 million for the same period in the prior year. This variance is mainly due to the bond refinancing costs, the payment of $25.0 million in dividends scheduled principal amortization of the Brazilian debentures amortization and the repayment of certain short-term loans for working capital needs in 2017.

On July 26, 2018, our Board of Directors approved a share buyback program in the total amount of $30.0 million to be concluded in up to 12 months.

The buyback program was communicated to the market in the Second Quarter Earnings Release, dated July 30, 2018. During 2018, the company repurchased 1,106,158 shares at the total cost of $8,176 million. On December 31, 2018, the remaining balance of the buyback program was $21.8 million. These shares are being held in treasury.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,
ASSETS	2017	2018
NON-CURRENT ASSETS	764,127	716,886

Intangible assets	230,104	211,202
Goodwill	153,144	154,989
Property, plant and equipment	152,195	123,940
Non-current financial assets	90,076	95,531
Trade and other receivables	21,677	19,148
Other non-current financial assets	60,222	65,070
Derivative financial instruments	8,177	11,313
Other taxes receivable	7,282	6,061
Deferred tax assets	131,326	125,163

CURRENT ASSETS	566,178	496,467

Trade and other receivables	410,534	342,075
Trade and other receivables	388,565	315,654
Current income tax receivable	21,969	26,421
Other taxes receivable	12,072	19,975
Other current financial assets	1,810	891
Cash and cash equivalents	141,762	133,526

TOTAL ASSETS	1,330,305	1,213,353

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)
	December 31,
EQUITY AND LIABILITIES	2017	2018
TOTAL EQUITY	377,839	340,092
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	9,476	8,541
OWNERS OF THE PARENT COMPANY	368,363	331,551

Share capital	48	49
Reserve for acquisition of non-controlling interest	(23,531)	(23,531)
Share premium	639,435	615,288
Treasury shares	-	(8,178)
Retained losses	(94,535)	(16,325)
Translation differences	(170,063)	(257,122)
Hedge accounting effects	9,594	8,404
Stock-based compensation	7,415	12,966
NON-CURRENT LIABILITIES	582,870	528,869

Deferred tax liabilities	43,942	30,221
Debt with third parties	439,731	408,426
Derivative financial instruments	5,140	682
Provisions and contingencies	61,186	51,174
Non-trade payables	8,094	14,391
Option for the acquisition of non-controlling interest	23,752	20,830
Other taxes payable	1,025	3,145

CURRENT LIABILITIES	369,596	344,392

Debt with third parties	46,560	51,342
Derivative financial instruments	1,212	-
Trade and other payables	302,756	274,000
Trade payables	94,078	76,912
Income tax payables	8,058	10,615
Other taxes payables	86,166	78,511
Other non-trade payables	114,454	107,962
Provisions and contingencies	19,068	19,050
TOTAL EQUITY AND LIABILITIES	1,330,305	1,213,353

Finance leases

The Company holds the following assets under finance leases:

	As of December 31,
	2016	2017	2018
($ in millions)	Net carrying amount of asset
Finance leases
Plant and machinery	2.4	1.8	1.0
Furniture, tools and other tangible assets	1.4	5.6	4.8
Total	3.8	7.4	5.8

The present value of future finance lease payments is as follow:

	As of December 31,
	2016	2017	2018
($ in millions)	Net carrying amount of asset

Up to 1 year	2.2	4.3	3.2
Between 1 and 5 years	1.4	6.2	2.4
Total	3.6	10.5	5.5

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three months and year ended December 31, 2017 and 2018.

	For the year ended December 31,			For the three months ended December 31,
	2016	2017	2018	2017	2018
($ in millions)

Brazil (*)	23.0	31.0	42.2	10.8	8.2
Americas	23.0	24.5	41.5	10.9	12.9
EMEA	2.1	3.9	6.2	1.9	1.4
Other and eliminations	0.1	-	-	0.1	-
Total capital expenditure	48.2	59.4	89.9	23.7	22.6

(*) For the year ended December 31, 2017 the amount invested by the Company's principal capital expenditures does not include Interfile acquisition and the amount paid to extend the partnership with Itaú.

The capital expenditures for the year ended December 31, 2018 reflect mainly the acquisition by Atento of the rights to software’s use of $38.5 million, the construction of a new site in Puerto Rico in the amount of $6.6 million, the construction of new sites in Mexico (Azafran and Centro Histórico), remodeling of existing sites and equipment’s in the amount of $7.4 million, development of software’s Visibility and Control, Digital Voice & Operations Systems in Atento Brasil in the amount of $4.6 million. Also, Atento Brasil capital expenditures includes the implementation of a new site, remodeling of existing ones and purchase of equipment’s in the amount of $3.6 million.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: March 19, 2019.
By: /s/ Carlos López-Abadía Name: Carlos López-Abadía Title: Chief Executive Officer By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer